

Mail Stop 3561

April 9, 2010

Indra K. Nooyi
Chief Executive Officer
PepsiCo, Inc.
700 Anderson Hill Road
Purchase, NY 10577

> **Re: PepsiCo, Inc.**
> **Form 10-K for Fiscal Year Ended December 26, 2009**
> **Filed February 22, 2010**
> **Form 8-K Filed February 11, 2010**
> **File No. 001-01183**

Dear Ms. Nooyi:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. Please understand that after our review of all of your responses, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 26, 2009

Exhibits

1. We note you filed a Form 8-K on January 11, 2010 announcing the issuance of four
    series of notes on a Form S-3ASR filed October 15, 2008, supplemented on January
    11, 2010. Your disclosure indicates the notes are issued under an indenture dated
    May 21, 2007 with The Bank of New York Mellon acting as Trustee. It is unclear
    whether you filed a supplemental indenture in connection with these offerings.
    Please advise. With respect to the foregoing, please consider Compliance and
    Disclosure Interpretation 201.04 to the Trust Indenture Act for helpful guidance.

Form 8-K Filed February 11, 2010

Comparison of Core Results, pages A-7 and A-8

2. We note that you have presented an alternative income statement which excludes
    certain items recorded in your GAAP-basis Statements of Income. This represents a
    full non-GAAP income statement which does not appear to be consistent with
    Regulation G. Please confirm in future Exchange Act filings you will remove such
    presentation or tell us why you believe it is appropriate. For additional guidance,
    refer to Question 102.10 of the Compliance & Disclosure Interpretations regarding
    Non-GAAP Financial Measures.

Reconciliation of GAAP and Non-GAAP Information, page A-9

3. We note that you have identified "core results" and "core results on a constant
    currency basis" as non-GAAP measures which are indicative of your ongoing
    performance and are used by management to evaluate your operational results and
    trends. However, it does not appear that the presentation of these non-GAAP
    measures is accompanied by a clearly understandable reconciliation to the most
    directly comparable GAAP measure (i.e. net income). With a view toward future
    disclosure, please provide us with a tabular reconciliation of the differences between
    these non-GAAP measures and the most directly comparable GAAP measure. Refer
    to Regulation G and the Compliance & Disclosure Interpretations regarding Non-
    GAAP Financial Measures.

4. It does not appear that "core results" and "core results on a constant currency basis"
    are disclosed in your Form 10-K for the fiscal year ended December 26, 2009. As
    management has emphasized the importance of these non-GAAP measures to
    investors, please tell us why they are not presented in your most recent Form 10-K.

5. We note that you have identified a number of non-GAAP measures beyond "core results" and "core results on a constant currency basis" which are specifically identified by management as being relevant to investors per pages A-9 and A-10. In connection with the preceding comment, please tell us why management concluded that it was not necessary to disclose each of these measures in your most recent Form 10-K.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information or proposed disclosure. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ethan Horowitz, Staff Accountant, at (202) 551-3311 or Brian K. Bhandari, Branch Chief, at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Williamson at (202) 551-3393 or Jim Lopez at (202) 551-3536 with any questions.

Sincerely,

John Reynolds
Assistant Director
Office of Beverages, Apparel and
Health Care Services